15045718

ty 2/27/15

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65962

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CEA Atlantic Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 E. Kennedy Blvd., Suite 3300
(No. and Street)

Tampa (City) Florida (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad A. Gordon (813) 226-8844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accell Audit and Compliance, PA
(Name – *if individual, state last, first, middle name*)

4868 W. Gandy Blvd. (Address) Tampa, (City) Florida (State) 33611 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/2/15

OATH OR AFFIRMATION

I, Brad Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFA Atlantic Advisors, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLARE PANKOK
Notary Public - State of Florida
My Comm. Expires Nov 20, 2017
Commission # FF 072213

[signature]
Signature

Chief Financial Officer
Title

Clare Pankok
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☑ (e) Statement of ~~Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital~~. Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CEA Atlantic Advisors, LLC

Financial Statements and
Supplementary Information
December 31, 2014

CEA Atlantic Advisors, LLC

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9
Supplementary Information:	
Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3	11
Other Information – Report of Independent Registered Public Accounting Firm	12
Other Information – Exemption Report	13
Other Information – Independent Accountant's Agreed Upon Procedures Report on Schedule of Assessment and Payments (FORM SIPC-7)	14 – 15

Accell

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CEA Atlantic Advisors, LLC

We have audited the accompanying financial statements of CEA Atlantic Advisors, LLC (the "Company"), (a Florida corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of CEA Atlantic Advisors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II – Computation For Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of CEA Atlantic Advisors, LLC's financial statements. The supplemental information is the responsibility of CEA Atlantic Advisors, LLC. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell Audit & Compliance, PA

Tampa, FL
February 20, 2015

CEA Atlantic Advisors, LLC

Statement of Financial Condition

		December 31, 2014
Assets		
Cash and cash equivalents	$	1,933,294
Accounts receivable, related party		60,500
Deposit		1,215
Total assets	$	1,995,009
Liabilities		
Accounts payable and accrued expenses	$	672,847
Member's Equity		
Member's capital, a membership unit issued & outstanding		1,000
Retained member's earnings		1,321,162
Total member's equity		1,322,162
Total liabilities and member's equity	$	1,995,009

See report of independent registered public accounting firm and notes to the financial statements.

CEA Atlantic Advisors, LLC

Statement of Income

	For the year ended December 31, 2014
Revenues	
Interest	$ 168
Investment banking	5,796,140
Total revenues	5,796,308
Operating Expenses	
Commissions	2,497,422
Rent, office and occupancy	108,000
Other administrative and operating expenses	45,050
Professional fees	235,093
Total operating expenses	2,885,565
Net Income	$ 2,910,743

See report of independent registered public accounting firm and notes to the financial statements.

CEA Atlantic Advisors, LLC

Statement of Member's Equity

	For the year ended December 31, 2014
Balance, December 31, 2013	$ 411,419
Net income	2,910,743
Distribution to member	(2,000,000)
Balance, December 31, 2014	$ 1,322,162

See report of independent registered public accounting firm and notes to the financial statements.

CEA Atlantic Advisors, LLC

Statement of Cash Flows

	For the year ended December 31, 2014
Cash Flows from Operating Activities	
Net income	$ 2,910,743
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in deposits	979
Increase in accounts receivable, related party	(60,500)
Increase in accrued expenses	575,607
Total adjustments	516,086
Net cash provided by operating activities	3,426,829
Cash Flows from Financing Activities	
Distributions to member	(2,000,000)
Net cash used in financing activities	(2,000,000)
Net increase in cash and cash equivalents	1,426,829
Cash and cash equivalents at beginning of the period	506,465
Cash and cash equivalents at end of the period	$ 1,933,294

See report of independent registered public accounting firm and notes to the financial statements.

1. Nature of Business:

CEA Atlantic Advisors, LLC (the "Company") is a limited liability company organized on September 3, 2002 pursuant to the Delaware Limited Liability Company Law, whose sole member is CEA Group, LLC ("CEA"). The Company is ultimately owned and controlled by the J. Patrick Michaels, Jr. Family Trust (the "Trust") of which J. Patrick Michaels, Jr. is the sole trustee and has beneficial ownership interest. The Company provides investment banking and consulting services.

During September 2003, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). During 2007, the "NASD" merged with the member regulation, enforcement and arbitration functions of the New York Stock Exchange creating the Financial Industry Regulation Authority ("FINRA").

During 2008, the Company changed its name from CEA Media Group, LLC to CEA Atlantic Advisors, LLC.

2. Summary of Significant Accounting Policies:

Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash balances in insured financial institutions. Cash account balances may exceed amounts insured by the Federal Deposit Insurance Corporation at any given time.

Accounts Receivable

Accounts receivable consists primarily of commissions receivable which arise in the normal course of business. Accounts receivable are stated at cost less an allowance for doubtful accounts. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. At December 31, 2014, the Company determines that all receivables are collectible and that an allowance for doubtful accounts estimate in not required.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk are cash, and accounts receivable.

The Company places its cash on deposit with financial institutions in the United States. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At times, balances held by the bank may exceed the FDIC limit.

At December 31, 2014, 100% of the Company's accounts receivables were related to a commission receivable due from one client.

Revenue Recognition

Investment banking revenues are recognized at the time the related transactions are completed. Any warrants received in connection with investment banking transactions are recorded at estimated fair value. Consulting revenues are recognized as the services are provided.

Income Taxes

The Company is a limited liability corporation with a single member. Under U.S. Federal tax law, the Company is accounted for as a division of its member and does not file a separate tax return. Furthermore, the Company's single member is treated as a partnership under U.S. Federal tax law. Because partnerships are not subject to income taxes under U.S. Federal tax law, the Company (as a division of its single member) likewise is not subject to income taxes. Accordingly, the accompanying financial statements include no provision for income tax.

The Company has adopted Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". A component of this standard prescribes a recognition and measurement threshold for uncertain tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no impact on the Company's financial position or results of operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with uncertain tax position as a component of income tax expense, and none were recognized as there was no impact on the Company's financial position as a result of the application of this standard. The tax returns for the Company's single member are open to examination by taking authorities for the tax year ended 2011, and all subsequent years.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the accompanying statement of financial condition at their carrying value, which approximate their fair values.

3. Regulatory Requirements:

The Company is subject to SEC uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. At December 31, 2014, the Company had net capital, as defined, of $1,260,447, which was $1,215,591 in excess of its required net capital of $44,856. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital, as defined, was .5338 to 1.

4. Related Party Transactions:

The Company paid $9,000 per month to an affiliate entity under common ownership for administrative services, which is reflected as rent, office and occupancy in the accompanying statement of income. For the year ended December 31, 2014, $108,000 was paid to this affiliate for such administrative services.

For the year ended December 31, 2014, the Company received $200,500 in commission for its assistance in raising equity for a entity where the majority owner is an affiliated entity of the Company. As of December 31, 2014, the accounts receivable balance of $60,500 consisted of a portion of this commission that has not been collected.

5. **Concentration of Customers:**

For the year ended December 31, 2014, the Company's three largest customers, collectively, contributed approximately 72% of total revenue.

6. **Subsequent Events:**

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 20, 2015, the date which financial statements were issued.

CEA Atlantic Advisors, LLC

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

	Per Audited Financial Statements
Computation of net capital:	
Member's equity	$1,322,162
Less nonallowable assets:	
Accounts receivable	60,500
Deposit	1,215
Net capital	$1,260,447
Computation of aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 672,847
Computation of basic net capital requirements:	
Minimum net capital required – 6 2/3% of aggregate indebtedness	$ 44,856
Minimum net capital requirement	$ 5,000
Net capital requirement	$ 44,856
Net capital in excess of requirement	1,215,591
Net capital	$1,260,447
Ratio of aggregate indebtedness to net capital	.5338

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 dated January 27, 2015 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

See report of independent registered public accounting firm and notes to the financial statements.

CEA Atlantic Advisors, LLC

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(i) of the Rule.

See report of independent registered public accounting firm and notes to the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CEA Atlantic Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for fiscal year 2014, in which (1) CEA Atlantic Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2i) (the "exemption provision"), and (2) CEA Atlantic Advisors, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Accell Audit & Compliance, PA

Tampa, Florida
February 20, 2015

Exemption Report

To the SEC
Washington DC

As of and for the entire year ended December 31, 2014, CEA Atlantic Advisors, LLC (the "Company") claimed reporting exemption provision 15c-3-3(k)(2)(i).

The Company was in compliance with this exemption for the entire year of December 31, 2014.

February 20, 2015
Tampa, Florida

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
CEA Atlantic Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by CEA Atlantic Advisors, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CEA Atlantic Advisors, LLC's compliance with the applicable instructions of Form SIPC-7. CEA Atlantic Advisors, LLC's management is responsible for CEA Atlantic Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check copies and bank records, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including general ledger revenue account balance relating to interest on a money market account, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Accell Audit & Compliance, PA

Tampa, Florida

February 20, 2015

4868 West Gandy Boulevard • Tampa, Florida 33611 • 813.440.6380

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*********2358*********************MIXED AADC 220
065962 FINRA DEC
CEA ATLANTIC ADVISORS LLC
101 E KENNEDY BLVD STE 3300
TAMPA FL 33602-5151

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 14,490.24

B. Less payment made with SIPC-6 filed (**exclude interest**) (5,389.95)

____
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 9,100.29

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,100.29

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9,100.29

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CEA Atlantic Advisors, LLC
(Name of Corporation, Partnership or other organization)

Barbara Brockland
(Authorized Signature)

Dated the 15th day of January, 20 15.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,796,266
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income (Deductions in excess of $100,000 require documentation)	<168>
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	<168>
2d. SIPC Net Operating Revenues	$ 5,796,098
2e. General Assessment @ .0025	$ 14,490.24 (to page 1, line 2.A.)